EXHIBIT 4.1

DESCRIPTION OF REGISTERED SECURITIES

As of December 31, 2025, Federal Home Loan Bank of San Francisco (Bank) has one class of securities, Class B stock, registered under Section 12 of the Securities Exchange Act of 1934, as amended (Exchange Act). The Class B Stock is registered pursuant to Section 12(g) of the Exchange Act. Effective January 2, 2026, pursuant to the Bank’s Board of Directors authority and the Bank’s capital plan, the Bank’s Class B stock was converted into sub-classes comprised of Class B-1 membership stock and Class B-2 activity-based stock.

DESCRIPTION OF CLASS B STOCK

The following description of the Bank’s Class B Stock and the relevant provisions of the Bank’s amended bylaws and amended capital plan are summaries and are qualified in their entirety by reference to the Bank’s organization certificate, amended bylaws and the Bank’s Capital Plan.

General

The Class B Stock has a par value of $100 per share and is issued, redeemed, repurchased, and transferred only at its stated par value. Each issued and outstanding share of Class B Stock represents an undivided proportionate ownership interest in the retained earnings, paid-in surplus, undivided profits, and equity reserves of the Bank. The Bank may issue Class B Stock only in book-entry form.

Class B-1 Membership Stock and Class B-2 Activity Based Stock

Effective January 2, 2026, the Class B stock was converted into sub-classes comprised of Class B-1 membership stock and Class B-2 activity-based stock.

Pursuant to the Bank’s Capital Plan, members are required to maintain a minimum stock requirement calculated as the greater of: (i) the membership stock requirement, which will equal 1.0% of membership asset value up to a maximum of $15 million and (ii) the activity-based stock requirement, which will equal 2.7% of outstanding advance balances plus 0.1% of letters of credit balances. Class B-2 activity-based stock will equal the activity-based stock requirement, and Class B-1 membership stock will be calculated by subtracting activity-based stock requirement from total capital stock held. If a member has no activity requiring Class B-2 activity-based stock, such member will hold only Class B-1 membership stock.

Ownership and Transfer of Class B Stock

Class B Stock may be owned only by Bank members or, if required by the Bank in accordance with the Bank’s Capital Plan, by a former member or a member’s successor, and certain other nonmembers who have acquired advances from a former member. At the request of a member, the Bank may transfer a member’s Excess Stock (which is defined in the Capital Plan as stock in excess of a member’s minimum stock requirement) to another Bank member or to an institution that has been approved for membership. All transfers must be made at par value. No other transfers are permitted.

Voting Rights

The members are entitled to vote only in connection with the election of directors in accordance with the Federal Home Loan Bank Act (FHLB Act) and the Federal Housing Finance Agency (Finance Agency) regulations. Each member entitled to vote in a director election may cast for each open directorship in that member’s state in that election, and in any nonmember independent director election, a number of votes equal to the number of shares that it was required to hold as of the prior December 31 (the record date), except that no member’s votes may exceed the average of the number of shares required to be held by all members located in that state as of the record date. Excess Stock is not counted for purposes of voting or for determining the voting limit. A former member that was a member as of the record date is entitled to vote in the election of directors in accordance with the FHLB Act and Finance Agency regulations.

Dividends

The Bank’s Board of Directors maintains a dividend philosophy, which establishes a guideline for dividend rates for Class B-2 stock to be greater than or equal to Class B-1 stock. Dividends may be paid in the form of cash or Class B Stock. Dividends will be paid to the holders of record during the time period for which the dividend is declared and will be computed on the amount of time during the relevant time period that the shares were outstanding. Dividends will be payable only from the current net earnings or previously retained earnings of the Bank, determined in accordance with generally accepted accounting principles. There is no requirement that the Board declare and pay any dividend. A decision by the Board to declare or not declare a dividend is a discretionary matter and is subject to the requirements and restrictions of the FHLBank Act and applicable requirements under the regulations governing the operations of the FHLBanks.